                           FULBRIGHT & JAWORSKI L.L.P.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

STEVEN SUZZAN                                DIRECT DIAL:         (212) 318-3092
PARTNER                                      TELEPHONE:           (212) 318-3000
SSUZZAN@FULBRIGHT.COM                        FACSIMILE:           (212) 318-3400

                                October 26, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall
Securities and Exchange Commission
Division of Corporation
Finance 100 F. Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010

         Re:      Randgold Resources Limited,
                  Registration Statement on Form F-3/A filed on October 19, 2005
                  File No. 333-127711

                  Annual Report on Form 20-F/A for the year ended December 31,
                  2004 filed on October 19, 2005
                  File No. 0-49888

Dear Mr. Schwall:

         On behalf of Randgold Resources Limited (the "Company"), we hereby submit to you Amendment No. 4 to the Company's above-referenced Registration
Statement on Form F-3 (the "F-3 Amendment") and Amendment No. 4 to the Company's
above-referenced Annual Report on Form 20-F (the "20-F Amendment") reflecting changes made in response to the Staff's comment letter dated October 20, 2005, as well as the comments of Ms. Jill Davis during a conference call that took place on October 25, 2005 among myself, Ms. Davis and representatives of
PricewaterhouseCoopers LLP and the .Company.

         All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. Set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the October 20, 2005 comment letter, are the Company's responses to the Staff's comments.

Form 20-F for the year ended December 31, 2004

Financial Statements

Mr. H. Roger Schwall
October 26, 2005

Note 2 - Significant Accounting Policies

Property, Plant and Equipment, page F-8

     1.   We have reviewed your response to prior comment numbers 2 and 4.
          Please address each of the following:

          o    We note that you have relied on the definition of probable as defined in Appendix A of IFRS 3. We note that the definitions set forth in the appendix are an integral part of IFRS 3. Please explain why this definition applies to your accounting for exploration and evaluation costs.

     Response: The Company advises the Staff that the definition of "probable"
          contained within IFRS 3 is relevant to the treatment of exploration and evaluation expenditure under IFRS because it is used in the same context: namely, to assess whether an asset should be recognized. The term "probable" is used within IFRS 3 to apply the requirements of paragraph 89 of the IAS Framework for the Preparation and Presentation
          of Financial Statements, under which an asset should be recognized where it is "probable that future economic benefits will flow to the entity".

          In addition, the Company advises the Staff that it has not relied solely on the definition of "probable" within IFRS 3 in determining how this term should be applied. Whilst not expressly defined on each occasion, the term "probable" appears in many IFRS standards and is defined as "more likely than not" in other Standards such as IFRS 5 and IAS 37. The International Accounting Standards Board ("IASB") has
          also confirmed that "probable" means "more likely than not" for the purposes of IAS 12 (in connection with the recognition of an asset).

          The Company also notes that the International Accounting Standards
          Board's 2005 edition of IFRSs contains a glossary which sets out the definition of probable as "more likely than not," and that there is no mention of any alternative meanings.

          o    We note your reference to a level of accuracy of +20-25%. Please explain what this level of accuracy is measuring and how it is determined.

     Response:

          The Company advises the Staff that this level of accuracy is measuring the possible variations in capital and operating costs. This level of accuracy is measuring the possible variations in capital and operating costs, the level of +-20

Mr. H. Roger Schwall
October 26, 2005

          - 25% is in line with industry practice The cost estimates are based on designs and drawings which may be optimized but not final. Some costs estimated may be based on actual quotes but in some cases will be based on experience.

          o    It continues to be unclear why definition drilling performed prior to your change in accounting policy does not provide the same level of certainty as definition drilling performed after your change in accounting policy. Please provide us with a time line that describes the types of exploration and evaluation activities performed at Loulo from the time proven and probable reserves were established to the present and explain why a particular activity resulted in a greater level of certainty than another.

     Response: The Company advises the Staff that the change in accounting policy is not relevant to the level of certainty provided by definition drilling. Prior to the change of accounting policy, definition drilling was carried out and formed part of feasibility studies. However, since no development decisions were taken, the drilling was not capitalized. The decision taken in December 2003 to proceed with the development of open cast operations resulted in the capitalization of those open cast costs.

          TIMELINE

          In the following timeline the Company refers to "feasibility studies."
          A feasibility study is, generally, a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail for the purpose of evaluating the economic potential of a mineral deposit. A "final feasibility" study is a feasibility study upon which a decision to proceed with development is based.

          The types of studies relevant to the Company's accounting policies are: "pre-feasibility" studies and "final feasibility" studies, which are also defined in the table below.

          PRE-1996. Loulo started out as a greenfields project, and various institutions and entities conducted exploration programs at Loulo

          OCTOBER 1996. RRL acquired the Loulo project, which included the Loulo
          0 deposit Since this acquisition RRL has discovered the Yalea deposit, has undertaken a systematic appraisal of available data and initiated phased and focused exploration programs on Yalea, Loulo 0 and certain satellite deposits as well as building a framework of regional geological data and completing generative studies.

Mr. H. Roger Schwall
October 26, 2005

          MAY 1997. Completion of a feasibility study incorporating Loulo 0 and
          Yalea orebodies. This was the first time proven and probable reserves were recognized. No development decision was taken and no costs were capitalized in line with the Company's accounting policy.

          MAY 1998. Completion of a further feasibility study. No development decision was taken and no costs were capitalized in line with the
          Company's accounting policy.

          OCTOBER 2002. Scoping study on a proposed Loulo 0 underground mine was completed.

          MARCH 2003. - Completion of a feasibility study on the Loulo project that resulted in the estimate of proven and probable reserves. No investment decision was taken and no costs were capitalized under IFRS or US GAAP.

          DECEMBER 2003. Completion of a feasibility study on the Loulo project.
          This study became a final feasibility study following the decision to proceed with the development of the open cast operation. The Company started capitalizing drilling costs relating to the open cast operation in terms of IFRS and US GAAP.

          2004 1ST QUARTER The Company completed 25 drillholes to depths of 600m below surface relating to the underground project. These costs were expensed under IFRS and US GAAP.

          2004 2ND QUARTER The Company completed 24 drillholes to depths of 640m below surface were relating to the underground project. These costs were expensed under IFRS and US GAAP

          2004 3RD QUARTER

          The Company completed a prefeasibility study for the underground project for the Loulo and Yalea deposits, which confirmed probable economic benefits. The Company approved the commencement of a final development study (final feasibility study) on the underground project.

          Subsequent drilling focused on further defining the underground extensions and providing the required information for the final feasibility study. The Company began capitalizing such feasibility drilling costs under IFRS, but did not begin to capitalize such costs under US GAAP because a final feasibility study had not been completed.

Mr. H. Roger Schwall
October 26, 2005

          2004 4TH QUARTER The Company completed 22 underground feasibility drillholes to 675m below surface.

          JULY 2005 - The Company completed a final underground development study and approved the underground development project. This study resulted in the recognition of underground reserves. The Company then began capitalizing drilling costs relating to the underground operations under US GAAP, in addition to IFRS.

          o    As previously requested, please identify manner in which and methods you will employ to determine your thresholds of probable and high degree of confidence. It continues to be unclear what information you will require and which circumstances must be in place for you to be able to consistently and objectively apply your accounting policy.

          Response: The Company advises the Staff that the term a "high degree of confidence" is intended to provide the same threshold as the term "probable" in assessing whether future economic benefits will flow to the entity and an asset should be recognized under
               IFRS. To avoid any potential confusion, the Company has amended the description of its policy on exploration and evaluation expenditure to use the term "probable".

               In determining whether the Company has reached the required threshold of probability, or degree of confidence, the Company relies upon a cumulative amount of knowledge and information obtained from many alternative sources. The amount and nature of this information is dependent upon the specific circumstances of each exploration project.

               The Company believes it is appropriate to apply different
               criteria to these alternative scenarios because the level of uncertainty about the outcome varies considerably. In general, there is a lot of uncertainty about the outcome of greenfields exploration until the final feasibility study has been completed.
               The level of uncertainty is much lower for brownfields
               exploration because the infrastructure already exists, which significantly reduces the capital cost, and the Company has considerable knowledge about the characteristics of the location in which the exploration is being carried out. Extension drilling carries the lowest level of uncertainty because it relates to a mineral deposit which is already being mined or developed and for which the presence of mineralization has already been
               demonstrated.

Mr. H. Roger Schwall
October 26, 2005

The table below summarizes, by nature of exploration, the type and level of information that the Company will require before concluding it is probable that future economic benefits will flow to the entity.

----------------------------------------------------- ---------------------------------------------------
NATURE OF EXPLORATION                                 MINIMUM TYPE AND LEVEL OF INFORMATION  REQUIRED TO
                                                      SUPPORT A "PROBABLE" DETERMINATION UNDER IFRS
----------------------------------------------------- ---------------------------------------------------

Greenfields exploration                                     Final feasibility study: a comprehensive study of
                                                            a deposit in which all geological, engineering,
                                                            operating, economic and other relevant factors
                                                            are considered in sufficient detail that serves
                                                            as the basis for a final decision to proceed with
                                                            the development of a deposit for mineral production

----------------------------------------------------- ---------------------------------------------------
Brownfields   exploration   (adjacent   to   mineral       Pre-feasibility study  :
deposits   which   are   already   being   mined  or       a comprehensive  study of the viability of as
developed:  that  is,  already  subject  to a  final       mineral  project that has advanced to a stage
feasibility study and development decision)                where  the  mining  method,  in the  case  of
                                                           underground mining, or the pit configuration,
                                                           in the case of an open pit , has been established, and
                                                           which, if an effective method of mineral processing
                                                           has been determined , includes a financial
                                                           analysis based on reasonable assumptions of
                                                           technical, engineering, operating economic
                                                           factors and the evaluation of other relevant factors
                                                           which are sufficient for a qualified person, acting
                                                           reasonably, to determine if all or part of the
                                                           mineralized material may be classified as a mineral
                                                           reserve

----------------------------------------------------- ---------------------------------------------------
Extension drilling (for mineral deposits which are         Supported by a pre-feasibility study (as defined above)
already being mined or                                     of an extension to an

developed: that is, already                                existing mineral subject to a final deposits.
feasibility study and development
decision)

----------------------------------------------------- ---------------------------------------------------

          o    Please expand your accounting policy to identify manner in which and methods you will employ to determine your thresholds of probable and high degree of confidence.

          Response: The Company has expanded its accounting policy to include the information, as set out above, that will be required to determine whether the threshold of "probable" has been achieved.
               The Company has also modified and expanded its policy to replace the term "high degree of confidence" with the term "probable", given that such terms are considered to represent the same threshold.

               The Company has attached a rider to this letter reflecting the changes being made to its financial statements.

          o    We note the table that you have provided as an analysis that compares and contrasts the type of information available, the assessment of probability of cash flow generation and the degree of certainty for each type of exploration, including but not limited to "greenfields", "brownfields", and "around existing mine locations". Please explain how you will be able to use this level of detail to consistently and objectively apply your accounting policy.

          Response: In response to the Staff's comments the Company has added further objective criteria to establish the minimum information that will be required before any expenditure is capitalized for each type of exploration project. The Company believes that this information, combined with the extensive industry knowledge within our business, provides sufficient level of knowledge to consistently and objectively apply our accounting policy.

     If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3092, or Anthony Saur at (212) 318-3172.

                                                     Very truly yours,

                                                 /s/ Steven Suzzan
                                                     Steven Suzzan

Enclosures

cc:      Kevin Stertzel

Mr. H. Roger Schwall
October 26, 2005

         Jill Davis
         George Schuler
         Jason Wynn
         Timothy Levenberg
         D. Mark Bristow

Changes for pages F-8, F-13 and F-15 of the 20-F Amendment as follows:

                  PAGE F-8:
                  PROPERTY, PLANT AND EQUIPMENT:

                  b) Development costs and mine plant facilities

                  Development costs and mine plant facilities are initially
                  recorded at cost, whereafter they are measured at cost less accumulated amortization and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalized. Development costs consist primarily of direct expenditure incurred to establish or expand productive
                  capacity, and are capitalized until commercial levels of
                  production are achieved, after which the costs are amortized.

                  PAGE F-13:
                  EXPLORATION AND EVALUATION COSTS: Exploration and evaluation expenditure is capitalized when it is probable that the
                  expenditure will generate future economic benefits. All other exploration and evaluation expenditure is expensed as
                  incurred.

                  In applying this policy, the level of information required for the directors to conclude that a future economic benefit is probable will vary according to the circumstances. In general:

                  (a)  Exploration and evaluation expenditure on greenfields sites, being those where the Group does not have any
                       mineral deposits which are already being mined or
                       developed, is expensed as incurred until a final
                       feasibility study has been completed, after which the
                       expenditure is capitalized within development costs if
                       the final feasibility study demonstrates that future
                       economic benefits are probable.

                  (b)  Exploration and evaluation expenditure on brownfields sites, being those adjacent to mineral deposits which are
                       already being mined or developed, is expensed as incurred
                       until the directors are able to demonstrate that future
                       economic benefits are probable through the completion of
                       a pre-feasibility study, after which the expenditure is
                       capitalized as a mine development cost.

                  (c)  Exploration and evaluation expenditure relating to
                       extensions of mineral deposits which are already being
                       mined or developed, including expenditure on the
                       definition of mineralization of such mineral deposits, is
                       capitalized as a mine development cost following the
                       completion of an economic evaluation to a minimum level
                       of a pre-feasibility study

                  Costs relating to property acquisitions are also capitalized.
                  These costs are capitalized within development costs.

                  Prior to 2004, all exploration and evaluation expenditure was expensed as incurred. This policy reflected the fact that all significant exploration and evaluation expenditure in prior years related to greenfields sites. However, during the year ended December 31, 2004 the Company incurred significant
                  exploration and evaluation expenditure around an existing
                  mineral deposit for the first time. Accordingly, the policy wording has been expanded to allow for this new event by
                  explaining the circumstances in which exploration and
                  evaluation expenditure should be capitalized, being those
                  where it is probable that a future economic benefit will be generated.

                  Under the policy described above, expenditure of US$3.9
                  million incurred during the year ended December 31, 2004
                  relating to the underground development study at Loulo has been capitalized. This expanded policy does not affect the treatment of exploration and evaluation expenditure incurred in prior years.

                  PAGE F-34 OF THE 20-F AMENDMENT

                  EXPLORATION COSTS

                  During the year ended December 31, 2004, the Company has
                  capitalized certain exploration and evaluation expenditure under its IFRS accounting policy because it is considered
                  probable that a future economic benefit will be generated.
                  Under this accounting policy, expenditure of US$3.9 million incurred during the year ended December 31, 2004 relating to the underground development study at Loulo has been
                  capitalized. US GAAP is more restrictive regarding the
                  capitalization of such costs, since the project involves a different mining method (underground mine as opposed to an open pit) which means that proven and probable reserves need to be established before expenditure can be capitalized.
                  Therefore, since a final feasibility study had not yet been established, this expenditure was expensed as incurred under
                  US GAAP.